                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 6)

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

               Mr. Kurt Nauer               Robert P. Wessely, Esq.
               Richemont Finance S.A.       Dorsey & Whitney LLP
               35 Boulevard Prince Henri    250 Park Avenue
               L 1724 Luxembourg            New York, New York  10177
               011-352-227-252              (212) 415-9200
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 28 Pages

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Richemont Finance S.A.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

NUMBER OF SHARES               7.  SOLE VOTING POWER

                                   0 shares

BENEFICIALLY OWNED BY EACH     8.  SHARED VOTING POWER

                                   0 shares

REPORTING PERSON WITH          9.  SOLE DISPOSITIVE POWER

                                   0 shares

REPORTING PERSON WITH          10. SHARED DISPOSITIVE POWER

                                   0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14.   TYPE OF REPORTING PERSON

      CO

1.    NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Richemont Holdings S.A.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

NUMBER OF SHARES               7.  SOLE VOTING POWER

                                   0 shares

BENEFICIALLY OWNED BY EACH     8.  SHARED VOTING POWER

                                   0 shares

REPORTING PERSON WITH          9.  SOLE DISPOSITIVE POWER

                                   0 shares

REPORTING PERSON WITH          10. SHARED DISPOSITIVE POWER

                                   0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14.   TYPE OF REPORTING PERSON

      CO, HC

1.    NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Richemont S.A.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

NUMBER OF SHARES               7.  SOLE VOTING POWER

                                   0 shares

BENEFICIALLY OWNED BY EACH     8.  SHARED VOTING POWER

                                   0 shares

REPORTING PERSON WITH          9.  SOLE DISPOSITIVE POWER

                                   0 shares

REPORTING PERSON WITH          10. SHARED DISPOSITIVE POWER

                                   0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14.   TYPE OF REPORTING PERSON

      CO, HC

1.    NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Compagnie Financiere Richemont S.A.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

NUMBER OF SHARES               7.  SOLE VOTING POWER

                                   0 shares

BENEFICIALLY OWNED BY EACH     8.  SHARED VOTING POWER

                                   0 shares

REPORTING PERSON WITH          9.  SOLE DISPOSITIVE POWER

                                   0 shares

REPORTING PERSON WITH          10. SHARED DISPOSITIVE POWER

                                   0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14.   TYPE OF REPORTING PERSON

      CO, HC

1.    NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Compagnie Financiere Rupert

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

NUMBER OF SHARES               7.  SOLE VOTING POWER

                                   0 shares

BENEFICIALLY OWNED BY EACH     8.  SHARED VOTING POWER

                                   0 shares

REPORTING PERSON WITH          9.  SOLE DISPOSITIVE POWER

                                   0 shares

REPORTING PERSON WITH          10. SHARED DISPOSITIVE POWER

                                   0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14.   TYPE OF REPORTING PERSON

      CO, HC

Item 1. Security and Issuer

       This Amendment No. 6 to Statement on Schedule 13D, filed with respect to events that occurred on May 19, 2003, relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 115 River Road, Building 10, Edgewater, New Jersey 07020. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D filed on June 16, 1997.

Item 2. Identity and Background

       (a) - (c) and (f).   This Statement on Schedule 13D is filed on
behalf of Richemont Finance S.A. ("Richemont"), Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Rupert and Richemont Holdings S.A. (collectively, the "Reporting Persons"). The following table sets forth the name, the State or other place of organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

      NAME:                             RICHEMONT FINANCE S.A.
      -----                             ----------------------
      State of organization:            Luxembourg

      Principal business:               Finance affiliate of Compagnie
                                        Financiere Richemont AG, a Swiss public
                                        company with interests primarily in the
                                        fields of luxury goods and tobacco
                                        products

      Address of principal business:    35 Boulevard Prince Henri
                                        L 1724 Luxembourg

      Address of principal office:      35 Boulevard Prince Henri
                                        L 1724 Luxembourg

      NAME:                             RICHEMONT HOLDINGS S.A.
      State of organization:            Luxembourg

      Principal business:               Holding Company

      Address of principal business:    35 Boulevard Prince Henri
                                        L 1724 Luxembourg

      Address of principal office:      35 Boulevard Prince Henri
                                        L 1724 Luxembourg

      NAME:                             RICHEMONT S.A.
      -----                             --------------
      State of organization:            Luxembourg

      Principal business:               Finance affiliate of Compagnie
                                        Financiere Richemont AG, a Swiss public
                                        company with interests primarily in the
                                        fields of luxury goods and tobacco
                                        products

      Address of principal business:    35 Boulevard Prince Henri
                                        L 1724 Luxembourg

      Address of principal office:      35 Boulevard Prince Henri
                                        L 1724 Luxembourg

      NAME:                             COMPAGNIE FINANCIERE RICHEMONT AG
      -----                             ---------------------------------
      State of organization:            Switzerland

      Principal business:               A Swiss public company with interests
                                        primarily in the fields of luxury
                                        goods and tobacco products

      Address of principal business:    Rigistrasse 2
                                        6300 Zug, Switzerland

      Address of principal office:      Rigistrasse 2
                                        6300 Zug, Switzerland

      NAME:                             COMPAGNIE FINANCIERE RUPERT
      -----                             ---------------------------
      State of organization:            Switzerland

      Principal business:               A partnership limited by shares, the
                                        principal business of which is the
                                        holding of investments

      Address of principal business:    Rigistrasse 2
                                        6300 Zug, Switzerland

      Address of principal office:      Rigistrasse 2
                                        6300 Zug, Switzerland

       The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit A.

       (d) - (e). During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

       Not Applicable

Item 4. Purpose of the Transaction

       The Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

       (a) and (b). The Issuer reported a total of 138,315,800 shares of Common Stock issued and outstanding as of May 9, 2003. The Reporting Persons do not beneficially own any shares of Common Stock.

       (c) The Reporting Persons previously reported sole voting and sole dispositive power with respect to 29,446,888 shares of Common Stock. Richemont sold all such shares and an aggregate 1,622,111 shares of Series B Participating Preferred Stock as of May 19, 2003 to Chelsey Direct, LLC, a Delaware limited liability company, for an aggregate of $40 million.

       (d)  Not applicable.

       (e) The date upon which the Reporting Persons ceased to be the beneficial owner of 5% of the Issuer's Common Stock is May 19, 2003.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

       Except as described therein and in this Item 6, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7. Material to be Filed as Exhibits

        Exhibit A    Information Concerning Reporting Persons' Officers and
                     Directors.

        Exhibit B    Purchase and Sale Agreement dated as of May 19, 2003
                     between Richemont Finance S.A. and Chelsey Direct, LLC.

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   May 21, 2003
                                          RICHEMONT FINANCE S.A.



                                          By:  /s/ Robert P. Wessely
                                               ---------------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                          RICHEMONT HOLDINGS S.A.

                                          By:  /s/ Robert P. Wessely
                                               ---------------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                          RICHEMONT S.A.

                                          By:  /s/ Robert P. Wessely
                                               ---------------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                          COMPAGNIE FINANCIERE RICHEMONT AG

                                          By:  /s/ Robert P. Wessely
                                               ---------------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                          COMPAGNIE FINANCIERE RUPERT

                                          By:  /s/ Robert P. Wessely
                                               ---------------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                  Exhibit Index

Exhibit A.     Information Concerning Reporting Persons' Officers and Directors.